SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2006

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|        Form 20-F         |_|      Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|      Yes               |X|      No

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 14, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.

                                  (Registrant)

                                  By:    /s/ Ilan Pacholder
                                         ---------------------------------------
                                  Name:  Ilan Pacholder
                                  Title: Corporate Secretary

Dated:  February 15, 2006

                                  EXHIBIT INDEX

    EXHIBIT NO.      DESCRIPTION
    -----------      -----------

    1.               Press release dated February 14, 2006.

                                    EXHIBIT 1


                                                    [LOGO OF ELBIT SYSTEMS LTD.]


                ELBIT SYSTEMS WINS $32 MILLION CONTRACT TO SUPPLY
               UNMANNED TURRET SYSTEMS, FIRE CONTROL SYSTEMS AND
                   ADDITIONAL LAND SYSTEMS TO PORTUGUESE ARMY

             CONTRACT IS VIEWED AS SPRINGBOARD TO FUTURE BUSINESS IN
                          A FAST-GROWING MARKET SPHERE

Haifa, Israel, February 14, 2006 - Elbit Systems Ltd. (NASDAQ;ESLT) Signed yesterday a contract in the amount of approximately $32 Million to supply Unmanned Turret Systems, Fire Control Systems and additional Land Systems to the Portuguese Army.

The contract to supply the various systems was signed with STEYR, Austria, a member of the General Dynamics European Land Combat Systems Group, prime contractor of the program. The Unmanned Turret systems and the other items to be provided by Elbit Systems will be integrated into PANDUR II 8X8 light wheeled armored vehicles manufactured by STEYR and will facilitate rapid force mobility and deployment of the Portuguese army.

Elbit Systems offers a unique solution in the area of Unmanned Turrets, which is perceived as a significant element of the modern urban battlefield. New threats and unconventional challenges have spurred military forces worldwide to equip for urban warfare and low-intensity conflicts. Today's advanced ground forces are opting for wheeled, armored vehicles, characterized by speed, mobility and lightweight, assuring rapid mobility and deployment.

This contract win is significant since the program demonstrates Elbit Systems' capability to provide a completely integrated configuration for fighting/ patrol/surveillance vehicles, including Unmanned Turrets equipped with missiles, automatic 120 mm mortars, fire control and threat detection systems.

Joseph Ackerman, President and CEO of Elbit Systems said: "Elbit Systems Unmanned Turrets are based on extensive battlefield experience in various types of conflicts. The selection of our systems for this project attests to Elbit Systems' leadership in the field of Turret and Fire Control systems. The system was developed to fully comply with NATO and U.S. military requirements and is a true step function in response to asymmetric warfare challenges."

Ackerman added that this contract follows Elbit Systems' recent announcement of its being chosen to cooperate with the Swiss company Mowag to supply 30 mm Unmanned Turrets systems to be mounted on Piranha III vehicles, for the Belgian armored infantry vehicle program. "Elbit Systems", he concluded, "views the contract awarded by the Portuguese Army as a springboard to potential future business in this fast-growing market".


Elbit Systems' Unmanned Turret is a dual-axis stabilized system for 25 or 30 mm cannons. Among its outstanding design features are a very low silhouette, lightweight and a fold-down position assuring the critical advantage of transportability in C-130 aircraft. System installation requires no internal volume or deck penetration thus preserving the internal vehicle configuration and the required number of crew members. All weapon functions are remotely and electrically operated from within the crew compartment without exposure to external threats.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS

Company contact                                    IR Contacts
---------------                                    -----------
 Ilan Pacholder, Corporate Secretary and           Ehud Helft/Kenny Green
VP Finance & Capital Markets
ELBIT SYSTEMS LTD.                                 GK INTERNATIONAL
Tel:  972-4  831-6632                              Tel: 1-866-704-6710
Fax: 972-4  831- 6659                              Fax: 972-3-607-4711
pacholder@elbit.co.il                              ehud@gk-biz.com
---------------------                              ---------------
                                                   kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.